Exhibit 12.1

MARATHON OIL CORPORATION
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended
	December 31,
(In millions)	2017	2016	2015	2014	2013

Income (loss) from continuing operations before income taxes	$(454)	$(1,164)	$(2,439)	$1,021	$2,104
Income from equity method investments	256	175	145	424	423
Income (loss) from continuing operations before income taxes and income from equity method investments	(710)	(1,339)	(2,584)	597	1,681
Add (deduct)
Fixed charges	357	421	382	352	360
Capitalized interest	(4)	(23)	(26)	(33)	(27)
Amortization of capitalized interest	9	7	5	8	21
Distributed income from equity investees	276	192	178	454	430
Earnings as defined	(72)	(742)	(2,045)	1,378	2,465

Net interest expense (including discontinued operations)	323	367	321	277	297
Capitalized interest (including discontinued operations)	4	23	26	33	27
Interest portion of rental expense (including discontinued operations)	30	31	35	42	36
Fixed charges as defined	357	421	382	352	360

Ratio of earnings to fixed charges	(0.20)	(1.76)	(5.35)	3.91	6.85

Amount by which earnings were insufficient to cover fixed charges	$429	$1,163	$2,427	$—	$—
* We closed the sale of our Angola assets in the first quarter of 2014, the sale of our Norway business in the fourth quarter of 2014 and the sale of our Canadian business in the second quarter of 2017. All previous periods have been recast to reflect these businesses as discontinued operations.